

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

<u>Via E-mail</u>
Mr. Robert B. Crowl
Chief Financial Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

   Re: **PHH Corporation**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 001-07797

Dear Mr. Crowl:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Mark Webb

       Mark Webb
       Legal Branch Chief